July 19, 2010

Maryse Mills-Apenteng, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

101 F Street, N.E.

Washington D.C. 20549

Re:       Tempco, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 16, 2010

File No. 001-10320

Dear Ms. Mills-Apenteng:

On behalf of the Tempco, Inc. (the “Company”), and in connection with your letter of June 24, 2010, we hereby make the following statements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TEMPCO, INC.

/s/ Stanley L. Schloz

Stanley L. Schloz, President